John Hancock Group of Funds

601 Congress Street

Boston, Massachusetts 02210-2805

May 27, 2016

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Christina DiAngelo Fettig

Re:	John Hancock Variable Insurance Trust Form N-CSR Annual Reports to Shareholders for the Period Ended December 31, 2015; File No. 811-04146 (“Form N-CSR”)

John Hancock Investment Trust Form N-CSR/A Filing for the Period Ended August 31, 2015; File No. 002-10156

Dear Ms. Fettig:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (“SEC”), which were conveyed to us by telephone on April 19, 2016 with respect to the filing on Form N-CSR for John Hancock Variable Insurance Trust (“JHVIT”), for the period ended December 31, 2015, which was filed with the SEC via EDGAR on March 3, 2016, and the filing on Form N-CSR/A for John Hancock Investment Trust (“JHIT”) for the period ended August 31, 2015, which was filed with the SEC via EDGAR on March 18, 2016. The Staff’s comments are set forth below, each followed by JHVIT’s or JHIT’s response, as applicable.

General Comments

JHVIT - Dating of Certifications:

1.	Comment: Management certifications for the financial statements are dated prior to the date of the opinion of JHVIT’s independent registered public accounting firm – please verify that JHVIT’s certifying officers are comfortable dating their certifications prior to audit opinion dates.

Response: JHVIT confirms that the certifying officers are comfortable dating their certifications prior to audit opinion dates. The John Hancock Group of Funds has a Disclosure Controls and Procedures Committee that reviews each month the financial reporting controls and escalates any findings to the certifying officers. The John Hancock Group of Funds have a comprehensive process in place to monitor the period from the certification meeting date through the date of the independent registered public accounting firm’s opinion for additional financial reporting and control items that require certifying officer consideration.

JHVIT’s – Reports on Form 40-17F2:

2.	Comment: We note that a series of Form 40-17F2 filings were made for 2014 and 2015. Before the filings made on 3/5/2015, no filings were made since 11/2/2001. Please explain.

Securities and Exchange Commission

May 27, 2016

Filing Date	Beginning of period date	As of Date	Audit Opinion Date	Funds:
3/5/2015	1/1/2014	9/30/2014	2/23/2015	International Equity Index Trust B
3/5/2015	1/1/2014	12/31/2014	2/23/2015	International Equity Index Trust B
3/5/2015	1/1/2014	3/31/2014	2/23/2015	International Equity Index Trust B
3/5/2015	8/31/2014	12/31/2014	2/23/2015	Various Funds of Funds.
5/18/2015	12/31/14	3/31/15	5/18/2015	Various Funds of Funds.
10/26/2015	3/31/15	8/31/15	10/23/2015	Various Funds of Funds.
2/26/2016	8/31/15	12/31/15	2/24/2016	Various Funds of Funds.

Response: We believe that there is variation in industry practice with respect to the need for fund of funds to comply with this rule. After the 2001 filing, a decision was made to stop filing the report on Form 40-17f2 for the JHVIT Fund of Funds. However, the JHVIT Fund of Funds continued to engage an independent registered public accounting firm to perform the security counts throughout the time period. As-of December 31, 2014, the JHVIT Fund of Funds reassessed their position regarding the filing of the reports on Form 40-17f2 and concluded that the filings would be made, prospectively, beginning with the reports completed for December 31, 2014. Going forward each of these funds will continue to file reports on Form 40-17f2 in accordance with Rule 17f-2 under the 1940 Act.

3.	Comment: For the reports filed for International Equity Index Trust B, were the securities verified by the fund’s independent registered public accounting firm three times during the fund’s fiscal year in accordance with Rule 17f-2?

Response: We confirm that such verification was made by the fund’s independent registered public accounting firm in accordance with Rule 17f-2 under the 1940 Act.

4.	Comment: For the reports covering the JHVIT Funds of Funds, the Staff could not locate the report on Form 40-17f2 for the period ended 8/31/2014. Please explain.

Response: As noted in the response to Comment #2, the report on Form 40-17f2 was not filed during this time period.

5.	Comment: The report on Form 40-17f2 filed on 2/26/2016 for the JHVIT Fund of Funds contains a Management Statement dated 2/24/2015 instead of 2/24/2016. Please ensure that Management Statements in future filings are appropriately dated. The report on Form 40-17f2 filed on 5/18/2015 for the JHVIT Fund of Funds is missing the city and state of the independent registered public accounting firm issuing the report. Please ensure that future filings contain this information.

Response: These changes will be made in future Form 40-17f2 filings.

Inactive Series/Classes:

6.	Comment: JHVIT Total Return Trust is listed as being active on EDGAR although it was recently merged into another fund. Also, Series I and Series II shares of JHVIT Money Market Trust B are listed as being active on EDGAR although they are no longer active classes. Please update the status for these funds and their classes on EDGAR.

Response: Both the JHVIT Total Return Trust and the JHVIT Money Market Trust B will be designated as deactivated on EDGAR since both have merged into other funds.

Securities and Exchange Commission

May 27, 2016

March 18, 2016 Amended Filing Certification Date:

7.	Comment: The amended N-CSR filing made on 3/18/2016 for JHIT included officer certifications dated as of the original filing date. Please include certifications updated with current date.

Response: JHIT filed an amendment with updated officer certifications on May 2, 2016.

JHVIT - Financial Statements – Performance / MDFP:

8.	Comment: Please explain how the JHVIT funds select the share class to be presented in the “Growth of $10,000” charts? Is this selection criteria applied consistently across all funds?

Response: The JHVIT funds present the oldest class of shares in the “Growth of $10,000” charts. This criteria is applied consistently across all JHVIT funds.

9.	Comment: Each JHVIT Lifestyle MVP fund had significant investments in futures at December 31, 2015. Was impact of these derivatives considered for discussion in the Management Discussion of Fund Performance (the “MDFP”)?

Response: The impact of these funds’ investment in derivatives was considered for discussion in the MDFP. The MDFP for each JHVIT Lifestyle MVP fund contains a reference to the impact of the “managed volatility program” on the performance of the fund. The managed volatility program includes the use of futures as described in Note 3 to the financial statements. In the MDFP in future JHVIT annual reports, JHVIT will consider a more descriptive statement as to the impact of the derivatives on the funds’ performance.

10.	Comment: Certain of the JHVIT Lifestyle MVP and JHVIT Lifestyle PS Series funds changed their secondary benchmarks. In accordance with item 27(b)(7), instruction 7, of Form N1-A, please explain the reason for the benchmark changes.

Response: Instruction 7 to Form N1-A, Item 27(b)(7) requires an explanation of a change in the primary benchmark not a change in a secondary benchmark.

Financial Statements – Schedules of Investments:

11.	Comment: In future filings, please consider disclosing class of shares in the descriptions of short-term investments in mutual funds.

Response: In future filings, JHVIT will disclose their class of shares in the descriptions of shares of short-term investments in mutual funds as applicable.

12.	Comment: In future filings for investments in payment-in-kind (“PIK”) securities, please disclose the cash rate separate from the PIK rate. Refer to the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14:

The SEC staff believes that if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid.

Response: Future financial statements for funds with material investments in PIK securities will have enhanced disclosure.

Securities and Exchange Commission

May 27, 2016

13.	Comment: As proposed in the Investment Company Reporting Modernization release, in future filings, please consider identifying illiquid securities in the Funds’ Portfolio of Investments schedule.

Response: Disclosure of illiquid securities in the Portfolio of Investments is not currently required. We will defer disclosure surrounding illiquid securities until the Investment Company Reporting Modernization rules are finalized and become effective.

14.	Comment: For variable rate securities, please consider disclosing such securities’ base rate, spread and any applicable rate floor.

Response: JHVIT will defer expanding our current disclosure on variable rate securities until the Investment Company Reporting Modernization rules are finalized and become effective.

15.	Comment: Please explain accounting policy for master/feeder funds as funds of funds: American Asset Allocation Trust, American Global Growth Trust, American Growth Trust, American Growth-Income Trust, and American International Trust (collectively, the “JHVIT American Trusts”).

Response: The JHVIT American Trusts are funds that operate in accordance with Section 12(d)(1)(E) of the Investment Company Act of the 1940 Act. Each JHVIT American Trust invests solely in shares of the corresponding fund of the American Fund Insurance Series, which are organized as Massachusetts trusts and are not partnerships. The JHVIT American Trusts subscribe/redeem by purchasing/selling shares of the underlying fund. Master-Feeder accounting is used when the feeder fund holds a proportional interest in the master fund, as opposed to transacting in fund shares.

16.	Comment: –For each JHVIT American Trust please add reference in the report on Form N-Q filed for each JHVIT American Trust to direct shareholders to the report on Form N-Q for the underlying American Fund Insurance Series, similar to disclosure included in the JHVIT annual and semiannual shareholder reports.

Response: JHVIT will add disclosure to its reports on Form N-Q to direct shareholders to the underlying American Funds’ report on Form N-Q similar to the disclosure included in the annual report.

JHVIT Financial Statements – Notes to Financial Statements:

17.	Comment: Consider disclosing whether funds are diversified or non-diversified in the “ORGANIZATION” note.

Response: In future filings, we will consider disclosing whether funds are diversified or non-diversified in the “ORGANIZATION” note.

18.	Comment: In future filings, in the expense reimbursement note, please consider disclosing whether expenses waived are subject to future recapture.

Response: Such disclosure will be included in future filings as applicable.

19.	Comment: Please confirm that all transactions disclosed in the “Interfund Trading” note were performed in accordance with Rule 17a-7 under the 1940 Act.

Response: All transactions disclosed within the “Interfund Trading” note complied with the requirements of Rule 17a-7 under the 1940 Act. The John Hancock Group of Funds Board of Trustees has broad oversight of the John Hancock Group of Funds’ compliance with the Rule.

Securities and Exchange Commission

May 27, 2016

20.	Comment: Please confirm that for the JHVIT funds that participated in the Interfund Lending Program during the period covered by Form N-CSR complied with the conditions set forth in the Interfund Lending Exemptive Order (File No. 812-13621; Order issued December 14, 2011) (the “Exemptive Order”).

Response: The JHVIT funds that participated in the Interfund Lending Program during the period covered by the Report complied with the conditions set forth in the Exemptive Order. The John Hancock Group of Funds Board of Trustees has broad oversight of the John Hancock Group of Funds’ compliance with the condition of the Exemptive Order.

21.	Comment: In the disclosure for Securities Lending, please add disclosure that the income received by the JHVIT funds is net of fees retained by the Securities Lending agent.

Response: This disclosure will be included in future filings.

22.	Comment: Is the securities lending agent for the JHVIT funds a related party?

Response: The securities lending agents for the JHVIT funds are not related parties.

23.	Comment: Why is the cash collateral received disclosed in the Notes to the Financial Statements is different from the securities lending collateral detailed in the schedule of investments?

Response: Cash collateral received for securities lending is invested in the John Hancock Collateral Trust (“JHCT”). JHCT is not a money market fund, and the NAV of the fund “floats” on a daily basis. Therefore, there may be differences between the value of the collateral at the time it is invested in JHCT and the value of the collateral at the time it is redeemed from JHCT.

24.	Comment: In the disclosure for Sale-Buybacks, consider identifying securities in the portfolio of investments schedule that are subject to sale-buyback.

Response: We have noted there is diversity in practice in the industry for this disclosure. In the future, JHVIT will consider identifying securities in the portfolio of investments that are subject to sale-buyback as-of the period end.

25.	Comment: For unfunded loan commitments, why is there no balance sheet line item with reference to Notes to Financial Statements? Schedule S-X 6-04(15) requires commitments and contingencies to be included on the balance sheet.

Response: In the future JHVIT will consider adding a commitments and contingencies reference from the balance sheet to the Notes to Financial Statements for material balances.

26.	Comment: Please describe how unfunded commitments are covered.

Response: Unfunded commitments are covered by cash, short-term investments and liquid securities held by the funds.

27.	Comment: Please confirm that all arrangements subject to an enforceable master netting agreement have been disclosed.

Response: All arrangements subject to an enforceable master netting agreement with material balances have been disclosed.

28.	Comment: Please confirm that no reflection of over-collateralization is disclosed.

Response: We confirm that JHVIT is not disclosing material over-collateralization within the Notes to the Financial Statements for the JHVIT funds.

Securities and Exchange Commission

May 27, 2016

JHVIT Financial Statements - Derivatives and Swaps

29.	Comment: For derivatives, please consider defining the indices or reference obligations that are used that are not widely recognizable (e.g. CDX.NA.HY.25).

Response: In future filings, JHVIT will consider defining the indices or reference obligations that are used that are not widely recognizable, where material.

30.	Comment: Fixed Income book – pages 88-90 – credit default swaps selling protection – it appears that the pay/receive rates are reversed.

Response: Although the rates are accurate, the column headers are reversed. There was a typographical error in the header. All relevant information in the table is accurate. We do not believe that a reader would come to a different view based upon this header misstatement.

31.	Comment: Please confirm that the JHVIT funds cover the full notional amount when selling protection on credit default swaps.

Response: JHVIT confirms that the funds cover the full notional amount when selling protection on credit default swaps.

32.	Comment: Annual Report for the Equity Funds – Line of Credit disclosure –Were the borrowings under line of credit for the Equity portfolios not material, or were there no borrowing for these funds?

Response: Two funds in this annual report had borrowings where the interest expense and weighted average loan balances were immaterial.

33.	Comment: Please confirm any significant amounts of post October losses are disclosed.

Response: JHVIT confirms all significant amounts of post October losses are disclosed.

JHVIT Form N-CSR Filings

34.	Comment: In future JHVIT N-CSR filings please provide more detail in Item 4(d) as to the nature of the services provided for the fees.

Response: In future filings, JHVIT will describe the nature of the services provided for the fees disclosed in Item 4(d).

JHVIT Prospectus Principal Risk Disclosure:

35.	Comment: The Financial Industries Trust invests 52.8% of net assets in “Banks”. The prospectus includes risk disclosure related to the Financial Services Industry. Due to the significant investments in banks, please add specific banking risk disclosure in the Principal Risks section.

Financial services industry risk. A fund investing in securities of companies in the financial services industry is particularly vulnerable to events affecting that industry.

Response: This change will be made when the fund’s prospectus is next updated, if the fund continues to invest a significant portion of its assets in banks.

Securities and Exchange Commission

May 27, 2016

36.	Comment: We note that the following funds have significant investments in the following sectors. Please add disclosure to the principal risks section of the prospectus regarding the risks of investing in these sectors:

Fund	Sector	Sector Exposure
Fundamental All Cap Core Trust	Consumer Discretionary	29.0%
Fundamental All Cap Core Trust	Financials	28.9%
Fundamental Large Cap Value Trust	Financials	34.2%
Global Trust	Financials	25.4%
International Equity Index Trust B	Financials	26.5%
International Small Company Trust	Industrials	25.3%
International Value Trust	Financials	25.6%
Mid Cap Index Trust	Financials	26.1%
Mid Cap Stock Trust	Information Technology	28.4%
Mid Value Trust	Financials	27.0%
Small Cap Index Trust	Financials	25.5%
Small Cap Opportunities Trust	Financials	27.0%
Small Cap Value Trust	Industrials	30.9%
Small Company Growth Trust	Health Care	25.4%
Small Company Value Trust	Financials	34.8%
Value Trust	Financials	27.6%

Response: This change will be made for each fund when the fund’s prospectus is next updated if the fund continues to invest a significant portion of its assets in the sector noted.

37.	Comment: The following disclosure is included in the “Principal Risks” section of the prospectus of the Investment Quality Bond Trust. It does not appear that the fund has used short sales for the past few years. Please explain why short sales have been included as a principal risk. (This comment may apply to other funds.)

Investment Quality Bond Trust:  Short sales risk. Short sales involve costs and risk. The fund must pay the lender interest on the security it borrows, and the fund will lose money if the price of the security increases between the time of the short sale and the date when the fund replaces the borrowed security.

Response: Short sales risk will be removed as a principal risk for Investment Quality Bond Trust when the fund’s prospectus is next updated.

38.	Comment: The following disclosure is included in the “Principal Risks” section of the prospectus of the Fundamental All Cap Core Trust. It does not appear that the fund has used derivatives for the past few years. Please explain why these have been included as principal risks. (This comment may apply to other funds.)

Hedging, derivatives, and other strategic transactions risk. Hedging, derivatives, and other strategic transactions may increase the volatility of a fund and, if the transaction is not successful, could result in a significant loss to a fund. The use of derivative instruments could produce disproportionate gains or losses, more than the principal amount invested. Investing in derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments and, in a down market, derivative instruments could become harder to value or sell at a fair price. The following is a list of certain derivatives and other strategic transactions that the fund intends to utilize and the main risks associated with each of them:

Securities and Exchange Commission

May 27, 2016

Futures contracts. Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), and risk of disproportionate loss are the principal risks of engaging in transactions involving futures contracts.

Options. Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), and risk of disproportionate loss are the principal risks of engaging in transactions involving options. Counterparty risk does not apply to exchange-traded options.

Swaps. Counterparty risk, liquidity risk (i.e., the inability to enter into closing transactions), interest-rate risk, settlement risk, risk of default of the underlying reference obligation, and risk of disproportionate loss are the principal risks of engaging in transactions involving swaps.

Response: This risk disclosure will be removed for the Fundamental All Cap Core Trust when the fund’s prospectus is next updated. In addition, JHVIT will consider whether similar revisions should be made for other funds.

Prospectus Fee Table Disclosures:

39.	Comment: Please explain the reason the following expenses were restated for 2015 prospectus fee tables. (Immaterial differences were not included.)

Emerging Markets Value Trust

Global Trust

International Core Trust

International Equity Index Trust B

International Growth Stock Trust

International Small Company Trust

International Value Trust

Response: These funds changed their accounting and custodian agent in 2015, and the funds restated fees to reflect the change in the custody fees.

The Staff has requested that the Funds provide the following representations in their response to the Staff’s comments:

JHVIT and JHIT each acknowledges that:

1.	It is responsible for the adequacy and accuracy of the disclosure in its Form N-CSR filings;
2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to filings on Form N-CSR; and
3.	It may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*        *        *

Securities and Exchange Commission

May 27, 2016

We hope that these foregoing responses adequately address the Staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone

Salvatore Schiavone
Treasurer
John Hancock Group of Funds